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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC Mail Processing
Section

ANNUAL AUDITED REPORT
FORM X-17A-5   FEB 2 9 2012
PART III

Washington, DC
110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

OMB APPROVAL	
OMB Number	3235-0123
Expire:	April 30, 2013
Estimated average burden hours per response	12.00

SEC File No.
8-53551

12011842

REPORT FOR THE PERIOD BEGINNING   01/01/11   AND ENDING   12/31/11
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Boeing Capital Securities Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
500 NACHES AVENUE SW, 3RD FLOOR
(No. and Street)

Official Use Only
Firm ID No.

Renton   Washington   98057
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Hargis   (425) 965-4000
                                               (Area Code--Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if *individual*, state last, first, *middle name*)

925 Fourth Avenue, Suite 3300   Seattle   Washington   98104
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number**



OATH OR AFFIRMATION

I, Keith Hargis, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedule pertaining to Boeing Capital Securities Inc. (the "Company"), for the year ended December 31, 2011, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____   2/28/12
Signature   Date

_____
Title

_____
Paula A. Huffman
Notary Public

Boeing Capital
Securities Inc.

Financial Statements as of and for the
Year Ended December 31, 2011,
Supplemental Schedule as of December 31, 2011,
and Independent Auditors' Report, and
Supplemental Report on Internal Control

BOEING CAPITAL SECURITIES Inc.

(SEC I.D. No. 8-53551)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a
PUBLIC Document

BOEING CAPITAL SECURITIES INC.

TABLE OF CONTENTS

Deloitte

Deloitte & Touche LLP
925 Fourth Avenue
Suite 3300
Seattle, WA 98104-1126
USA

Tel: +1 206 716 7000
Fax: +1 206 965 7000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Boeing Capital Securities Inc.
Renton, Washington

We have audited the accompanying statement of financial condition of Boeing Capital Securities Inc. (the "Company") as of December 31, 2011, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Boeing Capital Securities Inc. at December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule g listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Such schedule has been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling the schedule directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 28, 2012

Member of
Deloitte Touche Tohmatsu Limited

BOEING CAPITAL SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

ASSETS

CASH	$ 181,000
ACCOUNTS DUE FROM BOEING CAPITAL CORPORATION	2,543,416
TOTAL	$2,724,416

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	$ -
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value — authorized and outstanding, 1,000 shares	1,000
Capital in excess of par value	161,100
Retained earnings	2,562,316
Total stockholder's equity	2,724,416
TOTAL	$2,724,416

See notes to financial statements.

BOEING CAPITAL SECURITIES INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES	$ -
OPERATING EXPENSES	79,526
LOSS BEFORE BENEFIT FOR INCOME TAXES	(79,526)
BENEFIT FOR INCOME TAXES	29,082
NET LOSS	$ (50,444)

See notes to financial statements.

BOEING CAPITAL SECURITIES INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (50,444)
Adjustments to reconcile net loss to net cash provided by operating activities — change in assets and liabilities:	
Accounts due from Boeing Capital Corporation	50,444
Liabilities	-
Net cash provided by operating activities	-
NET INCREASE IN CASH	-
CASH:	
Beginning of year	181,000
End of year	$ 181,000

See notes to financial statements.

BOEING CAPITAL SECURITIES INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock	Capital in Excess of Par	Income Retained for Growth	Total Stockholder's Equity
BALANCE — January 1, 2011	$ 1,000	$ 161,100	$ 2,612,760	$ 2,774,860
Net loss	-	-	(50,444)	(50,444)
BALANCE — December 31, 2011	$ 1,000	$ 161,100	$ 2,562,316	$ 2,724,416

See notes to financial statements.

BOEING CAPITAL SECURITIES INC.

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2011

1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Organization — Boeing Capital Securities Inc. (the "Company") is a Delaware corporation directly owned by Boeing Capital Corporation (which in turn is a wholly owned subsidiary of The Boeing Company ("Boeing")). The Company engages in the private placement of securities on behalf of Boeing Capital Corporation on a best-efforts basis to institutional investors and is registered with the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc. as a broker/dealer. The Company syndicates principally asset-based investments, such as leases and secured loans.

   Basis of Presentation — The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

   Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions could change as more information becomes available, which could impact the amounts reported and disclosed herein.

   Cash — The Company considers all cash investments with original maturities of three months or less to be cash equivalents. At December 31, 2011, the cash was deposited in a non-interest-bearing checking account with one financial institution.

   Revenue Recognition — The Company earns an amount equal to one percent (1%) of the realized sales price or realized transaction value for any sale or financing where the Company acts as the placement agent for such transaction. Revenue is recognized when the transaction is determined to be complete.

   Income Taxes — The operations of the Company are included in the consolidated federal income tax return of Boeing Capital Corporation's parent, Boeing. Federal, state, and foreign income taxes are computed at current tax rates, less tax credits. Taxes are adjusted both for items that do not have tax consequences and for the cumulative effect of any changes in tax rates from those previously used to determine deferred tax assets or liabilities. Tax provisions include amounts that are currently payable, plus changes in deferred tax assets and liabilities that (a) arise because of temporary differences between the time when items of income and expense are recognized for financial reporting and income tax purposes and (b) are assumed in connection with intercompany transactions with Boeing. Under an agreement between Boeing and Boeing Capital Corporation, the current provision for state income tax based on an agreed-upon rate is paid to Boeing, and the state income tax deferred asset or liability is carried on Boeing's Consolidated Financial Statements.

   The accounting for uncertainty in income taxes requires a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return (see Note 3). The Company records income-tax-related interest expense and interest income in the Benefit for income taxes in our Statement of Operations. Penalties, if any, will be recorded as a component of income tax expense.

2. RELATIONSHIP AND TRANSACTIONS WITH BOEING CAPITAL CORPORATION

The Company and Boeing Capital Corporation have an Expense Allocation Agreement that requires Boeing Capital Corporation to provide the Company with office space, utilities, computer equipment and systems, and pay employee salaries and other related expenses. Boeing Capital Corporation charges the Company with costs allocated based on a percentage of actual time spent by Boeing Capital Corporation's employees on the Company's business to which an agreed-upon overhead rate is applied. For the year ended December 31, 2011, these charges totaled $ 62,107. All other expenses, including advertising, filing and registration fees, and legal fees, are paid by the Company. All revenue is derived from commissions earned on transactions on behalf of Boeing Capital Corporation.

Accounts due from Boeing Capital Corporation in the net amount of $2,543,416 primarily consist of a receivable for commissions earned by the Company, offset by taxes paid by Boeing Capital Corporation for the income that resulted from the Company's operations (see Note 1).

3. INCOME TAXES

The components of the current benefit for taxes on income for the year ended December 31, 2011, were as follows:

Federal	$ 27,094
State	1,988
	$ 29,082

Income taxes computed at the United States federal income tax rate and the benefit for taxes on income for the year ended December 31, 2011, as follows:

Tax benefit computed at federal statutory rate	$ 27,834	35 %
State income taxes — net of federal tax benefit	1,248	2
	$ 29,082	37 %

During the fourth quarter of 2011, Boeing settled its appeal for the 2004-2006 federal audit with no impact to BCSI. During the fourth quarter of 2011, Boeing received an audit report for the 2007-2008 Internal Revenue Service (IRS) examination for which we are filing appeals as part of the IRS exam of the Boeing consolidated tax return.

As of December 31, 2011, the Company did not have any unrecognized tax benefits.

For the year ended December 31, 2011, the Company did not incur any income-tax-related interest income, interest expense or penalties.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital, as defined, equal to $5,000. In addition, the Company is subject to a limitation on aggregate indebtedness, which shall not exceed a ratio of 15 to 1 of aggregate indebtedness to net capital. At December 31, 2011, the Company had net capital of $ 181,000, which was $ 176,000 in excess of its minimum required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 0%.

5.   RESERVE REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such Rule) under the Securities Exchange Act of 1934. Because of such exemption, the Company is not required to prepare a Determination of Reserve Requirements for Brokers and Dealers.

* * * * * *

BOEING CAPITAL SECURITIES INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2011

COMPUTATION OF NET CAPITAL:	
Stockholder's equity	$ 2,724,416
Nonallowable assets — accounts due from Boeing Capital Corporation	(2,543,416)
NET CAPITAL	$ 181,000
COMPUTATION OF AGGREGATE INDEBTEDNESS — Total aggregate indebtedness — total liabilities	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS — Minimum capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
EXCESS NET CAPITAL	$ 176,000
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	- %

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2011, on January 26, 2012. Therefore, no reconciliation of the two computations is necessary.

Deloitte

Deloitte & Touche LLP
925 Fourth Avenue
Suite 3300
Seattle, WA 98104-1126
USA

Tel: +1 206 716 7000
Fax: +1 206 965 7000
www.deloitte.com

February 28, 2012

Boeing Capital Securities Inc.
500 Naches Ave. SW
Renton, Washington

In planning and performing our audit of the financial statements of Boeing Capital Securities Inc. (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 28, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future

periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP